July 12, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3030

Washington, DC 20549

Attn: Mr. Alan Campbell

Re:        Precision Optics Corporation, Inc.

Registration Statement on Form S-1

Filed June 13, 2022, as amended on June 23, 2022

File No. 333-265564

Acceleration Request

Requested Date: July 14, 2022

Requested Time: 4:00 P.M. Eastern Standard Time

Dear Mr. Campbell:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Precision Optics Corporation, Inc. (the “Company”), hereby requests that the above-captioned Registration Statement on Form S-1, as amended, (the “Registration Statement”) be accelerated to July 14, 2022 at 4:00 pm EST or as soon as practicable thereafter.

The cooperation of the staff in meeting the Company’s request is very much appreciated. Please call Amy Trombly at (617) 243-0060 if you have any questions or if we can otherwise be of assistance to you.

Very truly yours,

PRECISION OPTICS CORPORATION, INC.

/s/ Joseph N. Forkey
By: Joseph N. Forkey
Chief Executive Officer

cc: Amy Trombly, Esq.

Recipient U.S. Government Small Business of the Year Award

Website: www.poci.com *** E-mail: info@poci.com

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